Long-Term Care Agreement Potential Rate Increase Disclosure
Minnesota Life Insurance Company - a Securian Financial company

[ Life New Business] • [400 Robert Street North, St. Paul, MN 55101-2098]

Important Notice: Your long-term care insurance company may increase the cost of insurance rates for your Long-Term Care Agreement every year. You have certain rights and it’s important that you understand them before you buy this Long-Term Care Agreement. Please read this information and be sure you understand it before you buy this Long-Term Care Agreement.

This Long-Term Care Agreement is guaranteed renewable. Companies can increase the cost of insurance rates for guaranteed renewable agreements in the future. The company cannot increase your cost of insurance rates because you’re older or your health declines. It can increase your cost of insurance rates based on the experience of all individuals with an agreement like yours.

What Are Your Long-Term Care Cost of Insurance Rates?

The maximum monthly long-term care cost of insurance rates for the coverage you are purchasing will be shown on the policy data pages.

How Will I Know If My Long-Term Care Cost of Insurance Rates Are Changing?

The company will send you a notice. The notice will include the new long-term care cost of insurance rate schedule and when you will start paying it. It also will give you ways you could avoid paying higher charges. One likely choice will be to keep your insurance policy, but with fewer or lower benefits than you bought. You may have other choices.

Owner signature	Date

X
Co-owner signature	Date

X

One copy to be retained by the owner and a second signed copy to be returned with your application.

[  Securian Financial is the marketing name for Minnesota Life Insurance Company. Insurance products are issued by Minnesota Life Insurance Company.]

[      ]

ICC24-20302	[1 of 1]